UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                    Commission File Number [___]

                           NOTIFICATION OF LATE FILING




(Check One):   |X| Form 10-K   [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
               [ ] Form N-SAR

                  For Period Ended:       September 30, 2004
                                   ----------------------------------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------


  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            Genio Group, Inc.


Former Name if Applicable:

Address of Principal Executive Office (Street and number): 15 E. 26th Street,
                                                           Suite 1711

City, state and zip code:           New York, New York 10010



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
  [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the year ended September 30, 2004 could not be filed within the prescribed time period because the Registrant, which has a small accounting staff, has devoted substantial time and efforts to recent business matters affecting the Registrant. As a result, the Registrant was not able to timely finalize its annual report.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


                           Andrew J. Schenker                               212                              897-6914
         -------------------------------------------------------    ---------------------     --------------------------------------
                                 (Name)                                 (Area Code)                   (Telephone Number)


(2)      Have all other periodic reports required under Section           YES   No
         13 or 15(d) of the Securities Exchange |X| Act of 1934
         or Section 30 of the Investment Company Act of 1940              [X]   [ ]
         during the preceding 12 months or for such shorter
         period that the registrant was required to file such
         report(s) been filed? If answer is no, identify
         report(s).

(3)      Is it anticipated that any significant change in results        YES   No
         of operations from the corresponding period for the last
         fiscal year will be reflected by the earnings statements        [ ]   [X]
         to be included in the subject report or portion thereof?

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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                                Genio Group, Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                             By:  /s/  Andrew J. Schenker
Date  December 30, 2004           -------------------------------------------
      ---------------------       Andrew J. Schenker, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
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Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).
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